SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Aurora Mobile Limited

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

051857 100**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 051857 100 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “JG.” Three ADSs represent two Class A common shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Mandra iBase Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,109,001
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,109,001
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,109,001
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.9%(1)
12	Type of Reporting Person CO

(1)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 79,036,462 common shares (being the sum of 62,036,273 Class A common shares and 17,000,189 Class B common shares) of the Issuer (as defined below) outstanding as of December 31, 2021 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

1	Name of Reporting Person Beansprouts Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,115,067
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,115,067
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,115,067
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.9%(2)
12	Type of Reporting Person CO

(2)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 79,036,462 common shares (being the sum of 62,036,273 Class A common shares and 17,000,189 Class B common shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

1	Name of Reporting Person Bing How Mui
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 14,115,067
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,115,067

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,115,067
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 17.9%(3)
12	Type of Reporting Person IN

(3)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 79,036,462 common shares (being the sum of 62,036,273 Class A common shares and 17,000,189 Class B common shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

1	Name of Reporting Person Song Yi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 515,784
	6	Shared Voting Power 14,115,067
	7	Sole Dispositive Power 515,784
	8	Shared Dispositive Power 14,115,067

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,630,851
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 18.5%(4)
12	Type of Reporting Person IN

(4)

The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 79,036,462 common shares (being the sum of 62,036,273 Class A common shares and 17,000,189 Class B common shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 1(a).	Name of Issuer:

Aurora Mobile Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3/F, Building No. 7, Zhiheng Industrial Park, Nantou Guankou Road 2, Nanshan District, Shenzhen, Guangdong, 518052, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Mandra iBase Limited;

(ii) Beansprouts Ltd.;

(iii) Bing How Mui; and

(iv) Song Yi Zhang (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Mandra iBase Limited

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110.

For Beansprouts Ltd.

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110.

For Bing How Mui and Song Yi Zhang

Flat 8A, Magazine Court,

5-7 Magazine Gap Road,

Hong Kong.

Item 2(c).	Citizenship:

Mandra iBase Limited - British Virgin Islands

Beansprouts Ltd. - British Virgin Islands

Bing How Mui - China, Hong Kong Special Administrative Region

Song Yi Zhang - China, Hong Kong Special Administrative Region

Item 2(d).	Title of Class of Securities:

Common shares, $0.0001 par value per share, of the Issuer.

The Issuer’s common shares consist of Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share on all matters submitted to them for vote. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 2(e).	CUSIP Number:

051857 100

This CUSIP number applies to the American depositary shares of the Issuer. Three American depositary shares represent two Class A common shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mandra iBase Limited	14,109,001	17.9%	14,109,001	0	14,109,001	0
Beansprouts Ltd.	14,115,067	17.9%	14,115,067	0	14,115,067	0
Bing How Mui	14,115,067	17.9%	0	14,115,067	0	14,115,067
Song Yi Zhang	14,630,851	18.5%	515,784	14,115,067	515,784	14,115,067

As of December 31, 2021, 13,825,461 Class A common shares and 425,310 ADSs, representing 283,540 Class A common shares were directly held by Mandra iBase Limited, a British Virgin Islands company. Mandra iBase Limited is wholly owned by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Bing How Mui and Song Yi Zhang may be deemed to beneficially own all of the shares of the Issuer held by Mandra iBase Limited.

As of December 31, 2021, 9,100 ADSs, representing 6,066 Class A common shares were directly held by Mandra Mirabilite Limited, a British Virgin Islands company, which is wholly owned by Woo Foong Hong Limited, another British Virgin Islands company. Woo Foong Hong Limited is controlled by Beansprouts Ltd., a British Virgin Islands company. The shareholders of Beansprouts Ltd. are Bing How Mui and Song Yi Zhang, each holding 50% of the issued and outstanding share capital of Beansprouts Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Bing How Mui and Song Yi Zhang may be deemed to beneficially own all of the shares of the Issuer held by Mandra Mirabilite Limited.

As of December 31, 2021, 773,676 ADSs, representing 515,784 Class A common shares were directly held by iBase Ltd., a British Virgin Islands company, which is wholly owned by Song Yi Zhang. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Song Yi Zhang may be deemed to beneficially own all of the shares of the Issuer held by iBase Ltd.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 79,036,462 common shares (being the sum of 62,036,273 Class A common shares and 17,000,189 Class B common shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis. Class A common shares are not convertible into Class B common shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

  Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

  Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

  Not applicable

Item 8.	Identification and Classification of Members of the Group:

  Not applicable

Item 9.	Notice of Dissolution of Group:

  Not applicable

Item 10.	Certifications:

  Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

MANDRA IBASE LIMITED

By:	/s/ Song Yi Zhang
Name:	Song Yi Zhang
Title:	Director

BEANSPROUTS LTD.

By:	/s/ Song Yi Zhang
Name:	Song Yi Zhang
Title:	Director

BING HOW MUI

/s/ Bing How Mui

SONG YI ZHANG

/s/ Song Yi Zhang